Exhibit 12

UNITED STATES CELLULAR CORPORATION

RATIO OF EARNINGS TO FIXED CHARGES (1)

		Nine Months Ended
		September 30,
		2015	2014
(Dollars in thousands)
EARNINGS:
Income before income taxes (2)		$411,135	$(24,072)
Add (deduct):
	Equity in earnings of unconsolidated entities	(109,729)	(106,166)
	Distributions from unconsolidated entities	45,035	74,853
	Amortization of capitalized interest	4,495	4,816
	Income attributable to noncontrolling interests in subsidiaries that do not have fixed charges	(6,094)	(935)
		$344,842	$(51,504)
Add fixed charges:
	Consolidated interest expense (3)	61,239	42,712
	Interest portion (1/3) of consolidated rent expense	37,924	37,646
		$444,005	$28,854

FIXED CHARGES:
	Consolidated interest expense (3)	$61,239	$42,712
	Capitalized interest	3,117	3,720
	Interest portion (1/3) of consolidated rent expense	37,924	37,646
		$102,280	$84,078

RATIO OF EARNINGS TO FIXED CHARGES		4.34	*

(1)

Considering, among other things, recent significant divestitures and an increasing amount of rental income in proportion to gross rent expense, U.S. Cellular revised its approach in the fourth quarter of 2014 in calculating the above ratios to use gross rent expense, rather than net rent expense, for estimating the interest portion of rent expense.  Prior periods have been revised to conform to this presentation.

(2)

Includes Gain on sale of business and other exit costs, net of $113.8 million and $27.7 million in 2015 and 2014, respectively.  Additionally, includes Gain on license sales and exchanges, net of $146.9 million and $91.4 million in 2015 and 2014, respectively.

(3)	Interest expense on income tax contingencies is not included in fixed charges.

*	Earnings for the nine months ended September 30, 2014 were inadequate to cover fixed charges by $55.2 million.